LETTER OF INTENT

December 4, 2018

PRIVATE & CONFIDENTIAL

CGX Energy Inc. & CGX Resources Inc.
c/o CGX Energy Inc.
1100-333 Bay Street
Toronto, Ontario M5H 2R2

Attention:        Suresh Narine

Dear Suresh:

            This binding letter of intent (the “Letter”) sets out the essential elements of the understanding between Frontera Energy Corporation (“Frontera”) and CGX Energy Inc. (“CGX Energy”) and its wholly owned subsidiary, CGX Resources Inc. (“CGX Resources”), with respect to the transactions set out below (the “Transactions”), which the parties intend to undertake in order to facilitate: (a) the recapitalization of CGX Energy in order to permit CGX Energy to repay historic legacy indebtedness of CGX Energy and its subsidiaries, (the “Legacy Debt”), which Legacy Debt is more particularly described in Schedule 1; and (b) the ability of CGX Resources to finance exploration and potential development of the two offshore blocks licensed from the Guyanese government to CGX Resources. The two offshore blocks are (i) the acreage granted pursuant to the Petroleum Agreement between the Minister Responsible for Petroleum Representing the Government of the Republic of Guyana and CGX Resources Inc. dated November 27, 2012, and the Petroleum Prospecting License between the Government of the Republic of Guyana and CGX Resources Inc. dated November 27, 2012, known as the Corentyne block (the “Corentyne Block”) and (ii) the acreage granted pursuant to the Petroleum Agreement between the Minister Responsible for Petroleum Representing the Government of the Republic of Guyana and CGX Resources Inc. dated February 12, 2013, and the Petroleum Prospecting License between the Government of the Republic of Guyana and CGX Resources Inc. dated February 12, 2013, known as the Demerara block (the “Demerara Block”).

            The Transactions contemplated under this Letter are as follows:

1.	an equity offering by CGX Energy with gross proceeds of US$20,000,000 pursuant to which Frontera will make appropriate commitments to ensure it is fully subscribed (the “Financing”);

2.

a farm-in agreement (the “Farm-In Agreement”) and a joint operating agreement (the “Joint Operating Agreement”) each between CGX Resources and a subsidiary of Frontera designated by Frontera (the “Frontera JV Subsidiary”) in respect of the exploration and development of the Corentyne Block and the Demerara Block (collectively, the “Joint Venture Agreements”); and

3.

an amendment to the amended and restated bridge loan facility between CGX Energy, as borrower, and Frontera, as lender, dated April 25, 2018, as extended by a letter agreement between CGX Energy and Frontera dated July 31, 2018 (the “Existing Bridge Loan Agreement”) to amend such agreement and extend such maturity date to September 30, 2019, subject to the terms and conditions below (such amendment, the “Amended Bridge Loan Agreement”).

            The final terms and conditions of the Financing, the Joint Venture Agreements, the Amended Bridge Loan Agreement and the other related transactions contemplated herein (including updating existing administrative support arrangements between Frontera and CGX Energy) will be reflected in definitive agreements to be negotiated by the parties based on the terms and conditions contained in this Letter (the “Definitive Agreements”). Such terms and conditions and any obligations of Frontera (or the Frontera JV Subsidiary, as applicable) will be subject to (i) the receipt of all requisite regulatory approvals and (ii) satisfaction of all other conditions precedent. The Definitive Agreements will also contain such other representations, warranties, covenants, conditions and indemnities as Frontera considers necessary or appropriate, subject to the approval of CGX Energy and/or CGX Resources (as applicable), such consent not to be unreasonably withheld . Notwithstanding the fact that the parties to this Agreement expect to negotiate the Definitive Agreements, Frontera, CGX Energy and CGX Resources agree that this Letter constitutes a binding agreement and is intended to create legal binding obligations between the parties unless and until superseded by the Definitive Agreements.

       A. Financing

            CGX Energy and Frontera covenant and agree to negotiate in good faith the terms and conditions of the Financing, the principal terms of which are:

1.	Gross Proceeds: Subject to the provisions below, US$20,000,000 shall be raised pursuant to the Financing.

2.	Completion of Financing: The Financing shall be completed on or before January 18, 2019.

3.

Use of Proceeds: The funds raised pursuant to the Financing shall be used for (i) payment of fees and expenses (including legal fees and disbursements) related to the Financing, and (ii) payment of approximately US$7,900,000 to Japan Drilling Co., Ltd., (“JDC”) to settle the JDC Legacy Debt (which is more particularly described in Schedule 1) pursuant to the terms of the Letter Agreement between CGX Energy, CGX Resources and JDC dated October 11, 2018. After payment of the foregoing, the anticipated net proceeds of the Financing is expected to be approximately US$11,500,000.

4.	Structure: The parties currently expect that the Financing will be undertaken by way of a rights offering with a standby commitment provided by Frontera, in which case:

(a)

The subscription price for rights shall be the lower of 90% of the Market Price (as defined under National Instrument 45-106) for Common Shares as of the date hereof or as of the date the rights offering notice is filed on SEDAR;

(b)	The number of Common Shares to be issued shall be calculated so that the gross proceeds of the Financing are US$20,000,000; provided that no more than 110,388,033 Common Shares can be issued; and

(c)	Frontera’s standby commitment will be set out in a standby commitment agreement.

In consideration for the standby commitment, Frontera shall receive the fee permitted under applicable regulations, being 5-year warrants to purchase 25% of the total number of Common Shares acquired under the standby commitment, with an exercise price equal to the closing price of the Common Shares on the day prior to the announcement of the rights offering.

5.	Conditions: Frontera’s participation in the Financing and its execution of the standby commitment shall be subject to the following conditions:

(a)

CGX Energy will make available, or cause to be made available, to Frontera, on a timely basis, all books and records including all corporate, property, legal and related information and documentation of CGX Energy and its subsidiaries (which includes, for certainty, CGX Resources), and will provide access to all employees, auditors, legal counsel, consultants or other experts, to permit Frontera, its legal counsel and other advisers to conduct a reasonable legal due diligence investigation of the affairs of CGX Energy and its subsidiaries (which includes, for certainty, CGX Resources), and will assist Frontera in sourcing any other information useful and necessary to conducting such completion of legal due diligence satisfactory to Frontera;

(b)	Execution of the Joint Venture Agreements between CGX Resources and the Frontera JV Subsidiary;

(c)	No breach of the Joint Venture Agreements by CGX Resources or the Amended Bridge Loan Agreement by CGX Energy shall have occurred; and

(d)	Receipt of all other requisite approvals related to the Financing, including approvals from the TSX Venture Exchange.

       B. Joint Venture Agreements

            CGX Resources and Frontera covenant and agree to negotiate in good faith the terms and conditions of the Joint Venture Agreements. Frontera will have responsibility for preparing the initial draft of the Joint Venture Agreements, the final terms of which are to be approved by CGX Resources, such consent not to be unreasonably withheld. It is agreed that the principal terms of such agreements are:

1.	Payments:

(a)

Following the execution of the Farm-In Agreement, the Frontera JV Subsidiary will be responsible for paying one-third (1/3) of all costs properly incurred by the Joint Venture (the “JV Costs”). In addition, the Frontera JV Subsidiary will also be responsible for paying an additional 8.333% of those JV Costs that are direct drilling costs related to drilling exploratory wells in each block (the JV Costs to which the additional 8.333% shall apply are the “Direct Costs”). For certainty, Direct Costs shall be those expenditures necessary for drilling, deepening or sidetracking (as applicable), testing and completing an exploratory well. The Direct Costs, to which the additional 8.333% shall apply, shall be subject to a maximum amount of [REDACTED – dollar amount of maximum direct drilling costs payable by Frontera for drilling the exploratory well for each of the Corentyne and Demerara blocks].

(b)

In the event that the Effective Date does not occur on or before March 31, 2019 (or such later date as may be agreed by CGX Resources and the Frontera JV Subsidiary), then CGX Resources shall be responsible for repaying to the Frontera JV Subsidiary any amounts paid by it pursuant to paragraph (a) above and the payment obligations of Frontera JV Subsidiary pursuant to paragraph (a) above shall terminate.

(c)

Upon the Effective Date and subject to the credits set out in section 2 below, Frontera will cause the Frontera JV Subsidiary to pay CGX Resources US$33,333,000 (the “Signing Bonus”) in accordance with terms of the Farm-In Agreement. Upon payment of the Signing Bonus, the Frontera JV Subsidiary will acquire a one-third (1/3) interest in each of the Corentyne Block and the Demerara Block.

(d)

Following completion of drilling of each of Corentyne-1 and Demerara-1, the Frontera JV Subsidiary will have the option, in its discretion, to (i) exit from exploration of one or both blocks, or (ii) participate in drilling a second well in one or both blocks. In the event that the Frontera JV Subsidiary elects to participate in drilling a second well in either or both blocks, it shall be responsible for paying one-third (1/3) of the applicable JV Costs plus an additional 8.333% of those JV Costs that are Direct Costs associated with such second well, subject to the same caps for each block as each of Corentyne-1 and Demerara-1, respectively. If the Frontera JV Subsidiary continues to participate in the joint venture (the “Joint Venture”) and any subsequent wells are drilled in either the Corentyne Block or the Demerara Block, then the Frontera JV Subsidiary shall only be responsible for paying one-third (1/3) of the JV Costs associated therewith.

2.

Credit: CGX Energy or its affiliates (including CGX Resources) are historically indebted to Frontera (the “Frontera Legacy Debt”), as further described in Schedule 1. If the Effective Date occurs and the Signing Bonus becomes due and payable, then a portion of the Signing Bonus will be satisfied by a credit equal to the full amount of the Frontera Legacy Debt, the full amount of any outstanding Interim Support (as defined below), and the full amount of any outstanding Excessive Bridge Amount, together with any interest accrued and payable on such amounts, which credit will satisfy the Frontera Legacy Debt, the Interim Support and the Excess Bridge Amount (as defined below) in full. Upon the Effective Date, the balance of the Signing Bonus, less the foregoing credit, will be payable by the Frontera JV Subsidiary to CGX Resources pursuant to the Farm-In Agreement.

3.	Roles and Responsibilities: The roles and responsibilities of the parties will be set out in the Joint Operating Agreement and shall include the following terms:

(a)	CGX Resources will be the registered operator of the Joint Venture unless otherwise agreed by CGX Resources and the Frontera JV Subsidiary.

(b)	[REDACTED – description of roles and responsibilities of the parties].

(c)	[REDACTED – description of roles and responsibilities of the parties].

(d)	[REDACTED – description of roles and responsibilities of the parties].

(e)	[REDACTED – description of roles and responsibilities of the parties].

(f)	[REDACTED – description of roles and responsibilities of the parties].

4.

Drill Rig Deposit: Subject to CGX Resources and Frontera’s satisfaction and approval of the applicable agreements, Frontera will cause the Frontera JV Subsidiary to contribute up to [REDACTED – dollar amount of credit support] of credit support in the form of credit, cash, notes or other evidence of indebtedness (the “Interim Support”), to secure a drilling rig and to enter into a rig-sharing agreement (the “RSA”) as the initial contracting party thereto. Any amounts contributed by the Frontera JV Subsidiary in connection with the RSA shall accrue interest at the same rate that is set forth in the Amended Bridge Loan Agreement. The amount of such Interim Support, together with all interest accrued and payable thereon, shall be satisfied, repaid or discharged upon the earlier of March 31, 2019 (or such later date as may be agreed by the Frontera JV Subsidiary) or the Effective Date. Upon the Effective Date, Frontera will cause the Frontera JV Subsidiary to assign its right, title and interest in the RSA to CGX Resources on a without recourse basis. From and after the signing of the Joint Venture Agreements, the deposit to secure the drilling rig will be treated as a JV Cost (being Direct Costs to which the additional 8.333% applies) so the principal amount of Interim Support would thereupon be reduced by 41.667%.

5.

Historic Cost Recoveries: The Frontera JV Subsidiary will not acquire an interest in the historic cost recovery claims of CGX Resources in respect of the two blocks. The revenue sharing provisions of the Joint Venture Agreements will provide that, accordingly, the Frontera JV Subsidiary’s share of any gross revenues of the Joint Venture shall be determined as if these claims did not exist and the Frontera JV Subsidiary’s revenue will not be increased or decreased by the existence of those claims.

6.

Reporting Requirements: CGX Resources will agree to provide such financial, technical and operating statements and reports as Frontera may reasonably require, which, without limitation, will include such reporting as is necessary to meet Frontera’s financial reporting, disclosure and compliance requirements.

7.	Conditions: CGX Resources and Frontera shall execute the Joint Venture Agreements, subject to the following conditions:

(a)

CGX Resources will make available, or cause to be made available, to Frontera, on a timely basis, all books and records including all corporate, property, legal and related information and documentation of CGX Resources and its affiliates, and will provide access to all employees, auditors, legal counsel, consultants or other experts, to permit Frontera, its legal counsel and other advisers to conduct its reasonable business, financial and legal due diligence investigation of the affairs of CGX Resources, and will assist Frontera in sourcing any other information useful and necessary to conducting such due diligence satisfactory to Frontera, including confirming (to the reasonable satisfaction of Frontera) that the petroleum prospecting licences in respect of the Corentyne Block and the Demerara Block are valid and in full force and effect, and that CGX Resources is not in violation of any term or provision or requirement of such licences (such confirmation to be provided by way of legal opinion from Guyanese legal counsel); and

(b)	Receipt of all necessary government or regulatory consents, authorizations or approvals related to the Joint Venture Agreements, including all necessary approvals from the Guyanese government.

Upon the reasonable satisfaction of Frontera of the foregoing conditions and such other conditions as Frontera considers necessary or appropriate as a result of its due diligence efforts, the transactions contemplated under the Joint Venture Agreements shall close and the agreements will be effective upon such date (the “Effective Date”).

8.

Additional Joint Venture Participants: The Joint Venture Agreements will contemplate that the parties may jointly elect to seek one or more additional participants in the Joint Venture, subject to the identity of such participants and the terms of participation being mutually agreed to by CGX Resources and the Frontera JV Subsidiary.

       C. Amended Bridge Loan Agreement

            CGX Energy and Frontera covenant and agree to negotiate in good faith the terms and conditions of the Amended Bridge Loan Agreement. Frontera will have responsibility for preparing the initial draft of the Amended Bridge Loan Agreement, the terms of which are to be approved by CGX Energy, such consent not to be unreasonably withheld. It is agreed that the principal terms of such agreement are:

1.

Credit Facility: Subject to section 2 below, the principal amount of US$14,139,229 shall be made available to CGX Energy under the Amended Bridge Loan Agreement, of which the principal amount of approximately US$8,900,000 is already outstanding under the Existing Bridge Loan Agreement. As of the effective date of the Amended Bridge Loan Agreement, CGX Energy will request a draw-down under the Amended Bridge Loan Agreement and use the funds advanced thereunder to satisfy the following payments owing to Frontera: (i) approximately US$400,000, representing the interest accrued on the principal outstanding under the Existing Bridge Loan Agreement; (ii) approximately [REDACTED – dollar amount of costs incurred by Frontera] for technical services and legal fees, costs and expenses incurred by Frontera to the date hereof in connection with CGX Energy; and (iii) any additional costs for technical services and legal fees, costs and expenses incurred by Frontera in connection with CGX Energy up to the effective date of the Amended Bridge Loan Agreement.

2.

Maturity Date: The principal amount outstanding pursuant to the Amended Bridge Loan Agreement, together with all interest accrued thereon shall be due and payable on September 30, 2019 (the “Maturity Date”); provided, however, that to the extent that there is any amount drawn down or deemed to be drawn down under the Amended Bridge Loan Agreement in excess of US$10,000,000 (the “Excess Bridge Amount”), such Excess Bridge Amount, together with any interest accrued thereon, shall be due and payable by CGX Energy upon the earlier of the Effective Date and March 31, 2019 (or such later date as may be agreed by CGX Energy and the Frontera JV Subsidiary) and the availability of funds under the Amended Bridge Loan Agreement shall thereafter be permanently reduced to US $10,000,000.

3.

Interest Rate: Interest payable on the principal amount outstanding pursuant to the Amended Bridge Loan Agreement shall accrue at a rate of 5% per annum so long as such interest is paid monthly in cash. In the event that interest is not paid monthly, interest payable on the principal amount outstanding pursuant to the Amended Bridge Loan Agreement shall accrue at a rate per annum equal to 7%, which interest will be capitalized and due and payable on the Maturity Date.

4.

Conversion: At any time, and from time to time, after the effective date of the Amended Bridge Loan Agreement, up to and including the close of business on the Maturity Date, Frontera may elect to convert all or a portion of the principal amount then outstanding under the Amended Bridge Loan Agreement (the “Conversion Right”) into common shares in the capital of CGX Energy (the “Common Shares”), with the minimum conversion amount being equal to US$1,000 at the conversion price per Common Share equal to the closing price of the Common Shares on the day prior to the announcement of the Amended Bridge Loan Agreement, or any higher amount as required by the TSX Venture Exchange approval (the “Conversion Price”). In the event that Frontera elects to exercise the Conversion Right, capitalized interest on the principal amount then outstanding under the Amended Bridge Loan Agreement may be converted into Common Shares at Frontera’s option. Such conversion shall be subject to TSX Venture Exchange approval and the conversion price for such conversion shall be the lowest price that may be obtained pursuant to the policies of the TSX Venture Exchange at the time. CGX Energy shall covenant and agree to take such actions as shall be necessary to properly authorize the Common Shares as shall be necessary to give full effect to the conversion privileges of Frontera and Frontera shall be deemed to have become the holder of the Common Shares issuable upon the conversion of the principal amount then outstanding under the Amended Bridge Loan Agreement in accordance with the terms and conditions set out in the Amended Bridge Loan Agreement.

5.

Anti-Dilution Provisions: The Amended Bridge Loan Agreement shall contain customary anti-dilution provisions that protect Frontera’s Conversion Right in the event of (a) any stock dividend of Common Shares on, or any subdivision or subdivisions of, the Common Shares; (b) any consolidation or consolidations of the Common Shares; or (c) any (A) capital reorganization of CGX Energy, (B) reclassification of the Common Shares, (C) consolidation, amalgamation, arrangement or merger of CGX Energy with or into another person, (D) sale of all or substantially all of CGX Energy's assets to another person or (E) other similar transaction, in each case which entitles the holders of securities of the Company to receive (either directly or upon subsequent liquidation) shares or other securities or assets with respect to or in exchange for such securities, prior to conversion of the amounts due and payable by CGX Energy pursuant to the Amended Bridge Loan Agreement. Such anti-dilution provisions shall also apply if, at any time prior to conversion of the amounts due and payable by CGX Energy pursuant to the Amended Bridge Loan Agreement, CGX Energy (i) fixes a record date or if a date of entitlement to receive is otherwise established (any such date being the ‘record date’) for the issuance of rights, options or warrants to acquire Common Shares (or securities convertible into or exchangeable for Common Shares) to the holders of all or substantially all of the outstanding Common Shares (other than in connection with the Financing), or (ii) takes any action affecting the Common Shares, other than the actions described elsewhere in this Section, that would affect the rights of Frontera.

6.

Covenants: The Amended Bridge Loan Agreement shall include such covenants as Frontera considers necessary or appropriate, including covenants for both CGX Energy and CGX Resources regarding (i) compliance with applicable laws, (ii) conduct of the business, (iii) payments and expenditures being made in accordance with the cash flow budget prepared by CGX Energy and approved by Frontera, (iv) compliance with Frontera’s legal diligence requests in connection with the Financing, and (v) any breach of the Joint Venture Agreements by CGX Resources shall constitute a default under the Bridge Loan Agreement. The availability of the credit facility under the Amended Bridge Loan Agreement shall be subject to compliance with such covenants.

7.	Conditions: The Amended Bridge Loan Agreement shall be subject to the following conditions:

(a)	The parties shall have (i) executed the Joint Venture Agreements and (ii) launched the Financing on or before December 19, 2018;

(b)	No action or proceeding shall be pending or threatened which could reasonably be expected to enjoin, impair or prohibit the completion of the transactions contemplated by this Letter;

(c)	Receipt of all other requisite approvals, including approval from the TSX Venture Exchange; and

(d)	CGX Energy and its subsidiaries (which includes, for certainty, CGX Resources), in carrying on their respective business will not be in violation of any applicable law, whether in Canada or Guyana.

       D. Frontera Legacy Debt

1.

Frontera Legacy Debt: The parties hereby agree that the Frontera Legacy Debt, together with all interest accrued thereon shall be due and payable on the earlier of (i) March 31, 2019 (or such later date as may be agreed to by Frontera), and (ii) the Effective Date of the Joint Venture Agreements.

       E. General Terms

1.

Confidentiality and Public Announcements: Except as and to the extent required by law, neither of the parties will disclose or use, and will direct their respective representatives not to disclose or use to the detriment of the other party, any Confidential Information with respect to a party that is furnished, or to be furnished, by such party or their respective representatives to any other party or its representatives at any time or in any manner other than as may be agreed to by such disclosing party. “Confidential Information” means any information about a party unless: (i) such information is already known to the receiving party or its representatives or to others not bound by a duty of confidentiality or the terms of a confidentiality agreement; (ii) such information becomes publicly available through no fault of the receiving party or its representatives; (iii) the use of such information is necessary or required in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by the Proposal; or (iv) the furnishing or use of such information is required by, or necessary in connection with, legal proceedings. Upon the written request of the disclosing party, the receiving party will promptly return or destroy any Confidential Information in its possession and certify in writing to the disclosing party that it has done so.

No party shall disclose for any purpose whatsoever to any person (except its agents or advisors) the existence or contents of this Letter until required by relevant securities regulatory or stock exchange requirements or agreed to in writing by all of the parties.

2.

Government Approvals: The parties will work together reasonably and expeditiously in order to obtain any and all consents, authorizations or approvals from the Guyanese government as are required in connection with the Joint Venture to keep the petroleum prospecting licences in respect of the Corentyne Block and the Demerara Block in good standing and shall do all further acts and things reasonably required in order to obtain such consents, authorizations or approvals.

3.

Termination: Frontera shall have the right, in its discretion, to terminate all or part of this Letter if any of the due diligence conditions referenced herein are not satisfied in Frontera’s absolute discretion. If the parties are unable to reach an agreement with respect to the Definitive Agreements by December 19, 2018, Frontera shall have the right, in its discretion, to terminate all or part of this Letter and upon such termination, all Frontera Legacy Debt, including any interest accrued thereon, owing by CGX Energy or its affiliates shall become immediately due and payable. In addition to the foregoing, Frontera shall have the right to terminate all or part of this Letter if it is determined or alleged that any of the transactions contemplated hereunder or required in connection with one or more of the Definitive Agreements triggers the requirement for a meeting of CGX Energy shareholders to approve such transaction(s).

4.	Governing Law: This Letter shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

5.	Currency: Unless otherwise provided, all dollar amounts are in United States dollars.

6.

Assignment: Neither party may assign this Letter without the prior written consent of the other party; provided, however, that Frontera may at any time assign all or a portion of its rights and obligations under this Letter to an affiliate or subsidiary of Frontera without consent. This Letter shall be binding upon each of the parties and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns, as applicable.

7.

Execution: This Letter may be executed in multiple counterparts, each of which when so executed, whether in original, or delivered electronically or by facsimile, shall be deemed to be an original and all of which taken together will constitute one and the same instrument.

8.

Entire Agreement: This Letter and any documents or instruments referred to in, or delivered pursuant to or in connection with, this Letter constitute the whole and entire agreement between the parties and supersedes all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or verbal, relating thereto.

[SIGNATURE PAGE FOLLOWS]

            If you agree to the terms of this Letter, please execute and return the enclosed duplicate copy.

Yours truly,

FRONTERA ENERGY CORPORATION

By:	“Richard Herbert”
Name: Richard Herbert
Title: Chief Executive Officer

             The undersigned hereby accept the terms and conditions of the above Letter, effective as of the ___ day of December, 2018.

CGX ENERGY INC.

By:	“Suresh Narine”
Name: Suresh Narine
Title: Executive Chairman

CGX RESOURCES INC.

By:	“Suresh Narine”
Name: Suresh Narine
Title: Executive Chairman

Letter of Intent

Schedule 1

Legacy Debt

	Description	Face Value ($MM)
Frontera Legacy Debt*	CGX Canadian Bridge	CAD$9.2
	Convertible Debt	US$1.7
	US Bridge Loans I, II	US$4.5
	[REDACTED – internal description of debt]	US$3.5
	[REDACTED – internal description of debt]	US$0.2

JDC Legacy Debt	JDC	US$17.5

*For certainty, the Frontera Legacy Debt excludes any amounts owing under the Amended Bridge Loan Agreement. All amounts listed for the Frontera Legacy Debt include principal plus interest accrued thereon as at November 30, 2018.